DOCUMENT-COUNT>              1
SROS>                        none
FILER>
     CIK>                    0001209709
     CCC>                    yesroi#7
     FILE-NUMBER>            333-102038
/FILER>
DOCUMENT>
     TYPE>                   424B3
     DESCRIPTION>            Citigroup Diversified Futures Fund L.P.
TEXT>

                          Citigroup Managed Futures LLC
                            399 Park Avenue 7th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:      Citigroup Diversified Futures Fund L.P.
         Supplement to Registration Statement on Form S-1
         File No. 333-102038
Ladies and Gentlemen:

     On Behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act 0f 1933, as amended, a Supplement dated November 30, 2003 to the Partnership's final prospectus dated March 27, 2003.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/  Daniel R. McAuliffe, Jr.
     Daniel R. McAuliffe, Jr.
     Chief Financial Officer and
     Director

Enclosures

                                    Citigroup
                          Diversified Futures Fund L.P.
                                  November 2003


The redemption value for Citigroup Diversified Futures Fund L.P. was $912.31 per unit at the end of November, down 2.6% for the month.

The fixed income sector was down in November. The rising interest rate environment that started at the beginning of the month reversed when talks of trade tariffs began circulating around Washington circles, providing more incentive for reducing short positions. However, the continued strong economic data released in the U.S. and, to a lesser degree, in Europe instilled renewed optimism about world economic growth, moving yields higher again.

The currency sector was the most profitable group in November. The continued weakening of the U.S. dollar has provided beneficial trends. The weight of the current account deficit, trade deficit, federal budget deficit and a very accommodative U.S. monetary policy continue to pull the dollar lower. In addition, there have been economic improvements in Europe.

Indices were down in November. The Dax, FTSE 100 and the Nasdaq E-Mini continue to trend higher, periods of pessimism make trading problematical. Fortunately, most of those indices had negligible effects on performance.

Trading in the energy markets generated losses as prices fluctuated broadly during the period. Givebacks came from trading in unleaded gasoline and crude and heating oil which traded in a volatile fashion due to low U.S. inventory concerns and rumors of possible overproduction by members of OPEC.

Gold was the best performing metals component as it continued its drive towards the $400 per ounce mark. The weaker U.S. dollar and easy monetary policy by central banks has provided the boost to prices. LME aluminum and nickel were positive as prices continue to move higher as the worldwide economy expands. Agriculture trading produced losses as soybean prices declined after being in a prolonged uptrend as did cotton which fell 11% over the course of the month.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Consultant.


Citigroup Managed Futures LLC

                                    Citigroup
                          Diversified Futures Fund L.P.
                                Account Statement
                           For the Period November 1,
                            Through November 30, 2003

                                                       Percent
                                                     of Average
                                                     Net Assets
Realized gains from trading            $10,285,292       4.24%
Change in unrealized gains/losses
     from trading                      (15,285,233)     (6.30)
                                       -----------      -----
                                        (4,999,941)     (2.06)
Less, Brokerage commissions
     and clearing fees ($42,618)         1,221,380       0.51
                                       -----------      -----
Net realized and unrealized losses      (6,221,321)     (2.57)
Interest Income                            143,835       0.06
                                       -----------      -----
                                        (6,077,486)     (2.51)
                                       -----------      -----
Less, Expenses:
     Management fees                       400,579       0.17
     Incentive fees                        (48,427)     (0.02)
     Other expenses                        115,149       0.04
                                       -----------      -----
                                           467,301       0.19
                                        ----------      ------
Net Loss                                (6,544,787)     (2.70)%
                                                        ======
Additions ( 309.4786 G.P. units
at October 31, 2003 net asset
value per unit of $937.06)                 290,000
Additions ( 31,851.7491 L.P. units
at October 31, 2003 net asset
value per unit of $937.06)              29,847,000
Redemptions ( 4,299.9943 L.P. units
at November 30, 2003 net asset
value per unit of $912.31)              (3,922,928)
                                       -----------
Increase in net assets                  19,669,285
Net assets, October 31, 2003           217,693,656
                                       -----------
Net assets, November 30, 2003         $237,362,941
                                       ===========

Net Asset Value per unit
  ($237,362,941 / 260,732.3028 Units)      $910.37
                                       ===========

Redemption value per unit  (Note 1)        $912.31
                                       ===========

Note 1: For the purpose of a redemption, any accrued liability for reimbursement of offering and organization expenses will not reduce Net Asset Value per Unit. As a result, the reported redemption value per unit is $912.31.

The net asset value per unit of $910.37 is reflective of charging offering and organizational expenses against the initial capital of the fund and is reported for financial reporting purposes only.

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.


   By:
     /s/Daniel R. McAuliffe, Jr.
        Daniel R. McAuliffe, Jr.
        Chief Financial Officer and Director

   Citigroup Managed Futures LLC
   General Partner, Citigroup
   Diversified Futures Fund L.P.